

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2020

Paul Pereira
Chief Executive Officer
Alfi, Inc.
429 Lenox Avenue
Suite 547
Miami Beach, FL 33139

  Re: Alfi, Inc.
   Draft Registration Statement on Form S-1
   Submitted November 30, 2020
   CIK No. 0001833908

Dear Mr. Pereira:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. We note that holders of Class A Units may commence separately trading the shares of common stock and Series A Warrant at any time after the 60th day after the date of this prospectus. However, you also state that without Kingswood Capital Markets' determination that an earlier date is acceptable, the components of the Class A units will not begin to trade separately until the first trading day following the one year anniversary of the date of this prospectus but in no event until after 45 days. Please reconcile these statements and describe the circumstances under which holders of Class A Units may commence separately trading the shares of common stock and Series A Warrant.

Prospectus Summary, page 1

2. You state that Alfi has been able to achieve click through rates (CTRs) of between 6% and 9% and believes that it could achieve CTRs exceeding 15% as Aldi-enabled devices are deployed more widely. Please provide the basis for your belief that you will be able to achieve CTRs exceeding 15%. As part of your response, disclose the time period that was used to measure the current CTRs, the number of devices, and the number of locations in which it is currently deployed.

The Offering, page 5

3. Please disclose that the net proceeds that will be used to repay the outstanding indebtedness of $2.5 million will be repaid to Lee Aerospace, a corporation controlled by one of your board members.

Risk Factors
Provisions in our Charter and Delaware law may have the effect..., page 23

4. Please disclose in this risk factor, consistent with your disclosure on page 60, that your bylaws provide that the United States District Court for the Southern District of Florida will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Capitalization, page 29

5. Expand your table to show amounts and adjustments presented from historical to pro forma to adjusted pro forma. Your table should also reflect your repayment of outstanding indebtedness of approximately $2,500,000 as noted on page 5. Refer to Rule 11-02(a)(4) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Nine Months Ended September 30, 2020 Compared with Nine Months Ended September 30, 2019, page 35

6. Your Other Income (expense) disclosure indicates that Other Income (expense) decreased for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. However, your Other Income (expense) increased during this time. Please advise or revise accordingly.

Liquidity and Capital Resources, page 36

7. Please discuss the material terms of the bridge loan that you reference on page 60, including the identity of the bridge loan provider and any consideration you have provided in exchange for the bridge loan. In this respect, we note your disclosure that the bridge loan provider will have warrants for the purchase of common shares upon the completion of this offering. Please also briefly discuss the bridge loan in the prospectus summary.

Business, page 38

8.   Please discuss the material terms of the license agreements with your customers that you reference on page F-15. Also discuss the "revenue producing contracts" that you entered into in exchange for 25,000 shares of common stock that you reference on page F-33.

Certain Relationships and Related Party Transactions, page 55

9.   Please discuss the material terms of the inventory purchase agreement with Lee Aerospace. Disclose that you have already purchased 2,000 tablets from Lee Aerospace with cash. Also disclose the terms under which you have the opportunity to acquire an additional 7,600 tablets. File the note and the inventory purchase agreement with Lee Aerospace as exhibits to the filing. Refer to Item 601(b)(10) of Regulation S-K.

Description of Capital Stock
Securities Offered in this Offering, page 57

10.   We note the disclaimer that the summary of that warrants being offered is not complete and qualified in its entirety by the provisions of the warrant. Please revise to remove the statement that the summary is not complete. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please ensure that you file the Series A and Series B Warrants as exhibits to the filing.

Exercisability, page 57

11.   Please add a risk factor that addresses your ability to maintain a sufficient number of shares authorized for issuance and the risk that you may need to seek shareholder approval if the number of shares issued pursuant to the cashless exercise of your Series B Warrants exceeds the number of authorized shares.

Condensed Consolidated Balance Sheet, page F-4

12.   We note you currently classify the tablet hardware devices that are placed into service with customers as inventory. Please consider renaming your line item as you do not sell these tablet devices for revenue. Refer to ASC 330-10-05-2.

13.   We note your related party note payable on page F-14 and your related party payable related to tablets on page F-15. On the face of your balance sheet, please identify these amounts as related party. Similar concerns apply to your balance sheet on page F-21. Refer to paragraph 19 of Rule 5-02 of Regulation S-X.

Notes to the Consolidated Financial Statements
Note 3. Significant Accounting Policies
Subsequent Events, page F-12

14.   Your disclosure states that the Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. Please revise your disclosure to state the date through which subsequent events have been evaluated and the nature of this date. Refer to ASC 855-10-50-1.

Note 10. Intangible Assets, page F-18

15.   Please clarify the nature of your intellectual property. Further, provide us with your analysis that you considered to determine your intellectual property has a weighted average useful life of approximately 10 years.

Note 11. Inventory, page F-18

16.   Your disclosure indicates that once you place a tablet device into service with a customer, you expense the inventory in full. Please provide us with your analysis and guidance considered to fully expense these tablets, rather than amortizing the tablets over their estimated useful lives.

Report of Independent Registered Public Accounting Firm, page F-20

17.   Please have your auditors revise their report to include the city and state from which the auditor's report has been issued and the date of the auditor's report. Refer to PCAOB AS 3101.10(c) & (d).

Note 1. Business Description Background, page F-25

18.   Your disclosure indicates that the Company was formed during 2018. However, the audit report and your financial statements appear to show a full year 2018. Please advise or revise accordingly.

Notes to the Condensed Consolidated Financial Statements, page F-25

19.   Please provide disclosure to show a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations. Similar concerns apply to your interim financial statements. Refer to ASC 260-10-50.

Note 6. Income Taxes, page F-30

20.   Expand your disclosure to explain the nature of your VAT tax refund and whether you have received the cash amounts related to the VAT tax refund. In addition, please consider providing your VAT related disclosures in a separate footnote as these taxes are not income taxes.

General

21.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew M. Tucker